CONFIDENTIAL BAD ACTOR DISQUALIFYING EVENT STATEMENT

I have been advised that as a director and officer, or appointment as a designee by an officer in serving as the Chief Operating Officer, of EliteSoft Global, Inc., a Delaware corporation, I may be disqualified from relying on certain exemptions or safe-harbors if I have a relevant criminal conviction, regulatory or court order or other "disqualifying event" that occurred on or after September 23, 2013. Under Rule 506(e), for disqualifying events that occurred before September 23, 2013, issuers may still rely on Rule 506, but will have to comply with the disclosure provisions of Rule 506(e) discussed in part 6 of the Small Entity Compliance Guide dated September 19, 2013, which can be found at the Small Entity Compliance Guide Regarding Bad Actors, which can be found at https://www.sec.gov/info/smallbus/secg/bad-actor-small-entity-compliance-guide.htm).

I have reviewed the Small Entity Compliance Guide Regarding Bad Actors and represent and warrant to EliteSoft Global, Inc., and its legal counsel, that I am not a party to those "disqualifying events" set forth therein, including any criminal convictions, court injunctions and restraining orders, final orders of regulators, SEC disciplinary orders, stop orders or cease-and-desist orders, and am not suspended or subject to expulsion from membership in a self-regulatory organization, such as FINRA, or from association with an SRO member, and am not subject to a United States Postal Service false representation order. For determining the period for the disqualifying events set forth above, I looked back the requisite five and ten year periods depending on the disqualifying event.

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Name: Kah Tan

Dated: June 7, 2017